UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM SD SPECIALIZED DISCLOSURE REPORT

EXFO Inc. (Exact name of the registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	000-30895 (Commission File Number)	98-0131231 (IRS Employer Identification No.)

400 Godin Avenue, Quebec, Quebec, Canada (Address of principal executive offices)		G1M 2K2 (Postal code)

Benoit Ringuette, 418-683-0211 (Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
__X__ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 — Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This is the Specialized Disclosure Report on Form SD of EXFO Inc. ("EXFO" or the "Company") for the reporting period from January 1 to December 31, 2017 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (17 CFR 240.13p-1) (collectively the "Rule"). This Specialized Disclosure Report on Form SD is also publicly available on EXFO's Internet website at http://investors.exfo.com/sec.cfm.
Company Overview
EXFO is a leading provider of next-generation test, service assurance and end-to-end quality of experience solutions for mobile and fixed network operators and equipment manufacturers in the global telecommunications industry. EXFO has determined that Conflict Minerals, as defined in the Rule, contained in electronic components supplied by its numerous electronics-related suppliers, are necessary to the functionality of certain EXFO products.
Policy Regarding Conflict Minerals
In response to the implementation guidelines published by the Securities and Exchange Commission, EXFO adopted its Policy Regarding Conflict Minerals, available on EXFO's website, at http://investors.exfo.com/governance.cfm (the "Policy"). The Policy supports EXFO's values and its commitment to sourcing materials from environmentally and socially responsible suppliers and is based upon industry guidance such as the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition). EXFO's efforts are ongoing and will continue to evolve.
Reasonable Country of Origin Inquiry
EXFO has performed in good faith a Reasonable Country of Origin Inquiry ("RCOI") to determine whether the products it manufactured contain any Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country, or are from recycled or scrap sources. EXFO developed a survey to facilitate the disclosure by suppliers of the origin of its Conflict Minerals to EXFO and is based on Conflict Minerals reporting templates from the Electronics Industry Citizenship Coalition ("EICC") and the Responsible Minerals Initiative ("RMI"). All suppliers that supplied parts or materials in calendar year 2017 which may contain Conflict Minerals were surveyed.
Results of the RCOI
During our RCOI in 2017, a majority of the suppliers surveyed provided responses – none of which indicated that any of the Conflict Minerals which the suppliers provide to EXFO originate from the Democratic Republic of the Congo or an adjoining country. As a result of its RCOI, EXFO has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country. In accordance with the Rule, EXFO therefore concluded that it is not required to conduct further due diligence on its supply chain or submit a Conflict Minerals Report with this disclosure.

Section 2 — Exhibits
Item 2.01 Exhibits
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
EXFO Inc.
(Registrant)
/s/ Luc Gagnon	May 30, 2018
By: Luc Gagnon, Vice-President, Manufacturing Operations and Global Services	(Date)